Exhibit 99.1 February 2023

Disclaimer This presentation (together with oral statements made in connection herewith, this “Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. Forward Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward- looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements by NewAmsterdam Pharma Company N.V. (“NewAmsterdam” or the “Company”) regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of the Company’s product candidate; the size and growth potential of the markets for the Company’s product candidate; the therapeutic and curative potential of the Company’s product candidate; financing and other business milestones; and the Company’s expected cash runway. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; risks related to the approval of NewAmsterdam’s product candidate and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive product candidates; ability to obtain sufficient supply of materials; the impact of COVID-19; global economic and political conditions, including the Russia-Ukraine conflict; the effects of competition on NewAmsterdam’s future business; and those factors discussed in documents filed by the Company with the SEC. Additional risks related to NewAmsterdam’s business include, but are not limited to: uncertainty regarding outcomes of the company’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidate; risks associated with the Company’s efforts to commercialize a product candidate; the Company’s ability to negotiate and enter into definitive agreements on favorable terms, if at all; the impact of competing product candidates on the Company’s business; intellectual property-related claims; the Company’s ability to attract and retain qualified personnel; and the Company’s ability to continue to source the raw materials for its product candidate, together with the risks described in the Company’s filings made with the U.S. Securities and Exchange Commission from time to time. If any of these risks materialize or NewAmsterdam’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that are presently unknown by the Company or that NewAmsterdam currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect NewAmsterdam’s expectations, plans, or forecasts of future events and views as of the date of this Presentation and are qualiﬁed in their entirety by reference to the cautionary statements herein. NewAmsterdam anticipates that subsequent events and developments will cause the Company’s assessments to change. These forward-looking statements should not be relied upon as representing NewAmsterdam’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither NewAmsterdam nor any of its affiliates undertakes any obligation to update these forward-looking statements, except as required by law. Market Data Certain information contained in this Presentation relates to or is based on third-party studies, publications, surveys and NewAmsterdam’s own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while NewAmsterdam believes its internal research is reliable, such research has not been verified by any independent source and NewAmsterdam cannot guarantee and makes no representation or warranty, express or implied, as to its accuracy and completeness. Trademarks This Presentation contains trademarks, service marks, trade names, and copyrights of NewAmsterdam and other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade name or products in this Presentation is not intended to, and does not imply, a relationship with NewAmsterdam or an endorsement or sponsorship by or of NewAmsterdam. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the TM or SM symbols, but such references are not intended to indicate, in any way, that NewAmsterdam will not assert, to the fullest extent permitted under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. 2 PROPRIETARY

NewAmsterdam is developing oral obicetrapib as CETPi to address major unmet need in hypercholesterolemia and other cardiometabolic diseases

Company history:

- Mid-'20: **Founded** after spin-out from Amgen
- Jan '21: **$196M Series A**
- June '22: **>$1B European license** with Menarini Group (including €142.5M committed capital + significant back-end economics)
- Nov '22: **NASDAQ listing** (*NAMS*) with **$328M total proceeds** ($93M from FLAC trust in deSPAC, plus $235M PIPE co-lead by Frazier and Bain)
- Jan '23: **~$1B market cap** and **$450M cash**

OBICETRAPIB

- **Significant unmet** need for oral LDL-lowering therapy as adjunct to statins: **35mm+** patients in US/EU5 are not achieving LDL-lowering goals despite standard-of-care
- **Simple, oral, once-daily, low dose** CETP inhibitor with strong LDL-lowering efficacy and safety observed through Phase 2b:
  - **~50%** LDL-lowering as monotherapy, **~59%** in combination with ezetimibe, observed on top of high-intensity statins
  - Strong safety and tolerability in **>700 pts**
  - Robust effects on **ApoB, non-HDL-C, HDL-C and Lp(a)**
- **Convenient oral format + low cost of goods sold** (COGS) enables broad market access strategy to address existing unmet need

>35M addressable patient population

~59% LDL-lowering observed in Phase 2b

$4B+ global market opportunity

Achievements and milestones:

- **Fully-funded through 2026** including CVOT readout and potential global launch
- **Significant number** of patients randomized in Phase 3 to-date, first DSMB meeting completed
- **Late-stage inflection points** expected from 2023-2025 (including Phase 2 & 3 clinical readouts and registrational filings)
- **Pipeline expansion** potential in Alzheimer's disease and diabetes

NewAmsterdam Pharma
PROPRIETARY 3

Expert cardiometabolic leadership supported by top investors








Michael Davidson, M.D.	John Kastelein, M.D.	Douglas Kling	Lina Gugucheva	David Topper	Marc Ditmarsch, M.D.
CEO	CSO	COO	CBO	CFO	CDO
CORVIDIA Omthera	uniQure	CORVIDIA Omthera	IFM SCORPION	GENERAL ATLANTIC J.P.Morgan	AstraZeneca Roche

SEASONED BOARD OF DIRECTORS:

Sander Slootweg	Juliet Audet	Jamie Topper	Nicholas Downing	Lou Lange	Michael Davidson	John Kastelein	John W. Smither
Managing Partner, Forbion	*Partner, Forbion*	*Managing Partner, Frazier Life Sciences*	*Partner, Bain Capital*	*Partner, Asset Management Ventures*	*CEO, NewAmsterdam Pharma*	*CSO, NewAmsterdam Pharma*	*Independent*

BACKED BY TOP TIER INVESTORS:

BVF · Forbion · FRAZIER LIFE SCIENCES · BainCapital · RACAPITAL · MORNINGSIDE · LSP · medicxi · DEERFIELD · Janus Henderson Investors · KAISER PERMANENTE VENTURES · GMT CAPITAL · VIKING CAPITAL

NewAmsterdam Pharma

PROPRIETARY 4

Net proceeds expected to fund obicetrapib development through several value-creating milestones



2022
2023
2024
2025
2026
1H
2H
1H
2H
1H
2H
1H
2H
1H
2H
Cardiovascular
Neuro-metabolic
Obicetrapib Monotherapy Product
(obicetrapib 10mg)
Phase 3 BROADWAY Trial
Lipid Mono Study
(ASCVD; LDL-C ≥ 55 mg/dL; n=2,400)
BROADWAY Ph3
Phase 3 BROOKLYN Trial
Lipid Mono Study
(HeFH; LDL-C ≥ 70 mg/dL; HeFH; n=300)
BROOKLYN Ph3
LDL regulatory filing
Phase 3 CVOT PREVAIL Trial
(ASCVD or HeFH; LDL-C ≥ 70 mg/dL; n=9,000)
PREVAIL CVOT
MACE regulatory filing
Phase 2b Japan Trial
(LDL-C ≥ 70 mg/dL; n=100)
Japan Ph2b
China BA Study
(Healthy Volunteers; n=36 SAD/MAD)
China BA
Ezetimibe FDC Product
(obicetrapib 10mg + ezetimibe 10mg)
Phase 2b ROSE2 Trial
(LDL-C ≥ 70 mg/dL; n=114)
ROSE2 Ph2b
Alzheimer's Product
(proprietary dose/formulation incorporating obicetrapib)
Phase 2a Alzheimer's Disease Trial
(n=10–15)
Alzheimer's Ph2a
LEGEND
Initiation
Enrollment complete
Ph3 readout
CVOT readout
Ph2 readout
China BA readout
PROJECTED CASH RUNWAY THROUGH 2026

NewAmsterdam Pharma

Note: Other than as noted, the pipeline represents trials that are currently ongoing. Projections are subject to inherent limitations. Actual results may differ from expectations. The timing of regulatory submissions is subject to additional discussions with regulators.

PROPRIETARY 5

Obicetrapib to Treat Cardiovascular Disease 6

Despite availability of statins, CVD remains the leading cause of death worldwide



231 million(1)
Adults in US/EU5 with hypercholesterolemia
84 million(2)
Treated with prescription medication
8 million(3)
Statin-intolerant
22 million(3)
Still above LDL-C target
30 million*
Patients with residual need
~5 million**
US ASCVD patients w/ 55-70mgl/dl
<1 million post-statin patients(4)
treated with current branded options
Repatha (evolocumab)
Praluent
NEXLETOL
NEXLIZET

Key factors limiting penetration include **product limitations** and **market access** hurdles

***Factoring in new U.S. guidance lowering LDL-C goals to 55 mg/dL for very high-risk patients, which will grow addressable patient population*



550
530
510
490
470
400
430
410
390
370
350
Deaths in Thousands
1995
2000
2005
2010
2015
2020
Year
LDL-C goals removed in 2013
Male deaths
Female deaths

Despite statins, **CVD deaths on the rise**

Sources: Trinity NewAmsterdam Market Research Summary; Trinity quantitative market research with N = 100 PCPs and Cardiologists; Bloomberg Prescription Data; IQVIA Rx Tracker.
(1) Literature review suggesting hypercholesterolemia prevalence of ~94mm in the US (average of He et al. 2020, Mercado et al. 2015, Muntner et al. 2013) and ~137mm in EU5 (average of Gomez-Huelgas et al. 2010, Guallar-Castillon et al. 2012, Tragni et al. 2012, Grau et al. 2011).
(2) 2020 US prescription data for statins, PCSK9s, and bempedoic acid were pulled from the Bloomberg Prescription Data Portal that Trinity subscribes to; assuming 12 scripts/year per patient and 70% compliance for PCSK9s (based on PCSK9 literature) and 59% compliance for statins & Nex/Nex (based on statin literature) treated patient volume estimates were derived from the prescription data and extrapolated to the EU5.
(3) 8mm statin-intolerant & 22mm above LDL-C target: Percentage of patients in each category estimated from Trinity quantitative market research and the – percentages were then applied to the estimated 84mm treated number above.
(4) <1mm branded patients: 2020 US prescription data for Repatha, Praluent, and Nexletol/Nexlizet were pulled from the Bloomberg Prescription Data Portal that Trinity subscribes to; assuming 12 scripts/year and 70% compliance for PCSK9s (based on PCSK9 literature) and 59% compliance for Nex/Nex (based on statin literature) patient volume estimates were derived from the prescription data and extrapolated to the EU5.

NewAmsterdam Pharma PROPRIETARY 7

Current post-statin LDL-lowering products all fall short of the profile patients need

	Ezetimibe	Nexletol	PCSK9	Patients need a drug that fits the following profile:
Efficacy	Modest	Modest[1]	Strong	Strong[1]
Administration/ Dose	Oral, Low Dose 10mg	Oral, High Dose 180mg	Injectable, High Dose ~140-150mg	Oral, Low Dose
Market Access/Price	Generic, Broad Access	Branded Price, Limited Access	Very High Price, Highly Restricted Access (High COGS)	Disruptive Price, Broad Access (Low COGS)
Safety & Tolerability	Safe, Well Tolerated	FDA Label: Tendon rupture & gout warning	Safe Painful injection site reactions	Safe, Well-Tolerated
Ancillary Benefit(s)	None	None	Modest Lp(a) Lowering	Strong Lp(a) Lowering, HDL Raising has Potential Benefits in Alzheimer's and Diabetes

NewAmsterdam Pharma

Note: Novartis' stated price of Inclisiran to be approximate to net prices of PCSK9 mAbs.
(1) Lighter shaded region of bar chart represents the additional potential efficacy for fixed dose combinations with ezetimibe.

PROPRIETARY 8

~50% LDL-C reduction efficacy would be virtually identical to PCSK9 injectables and is substantially better than other oral therapies



Obicetrapib
10mg*
0
-10
-20
-30
-40
-50
-60
Obicetrapib mono dose observed to reduce LDL-C by 51% in Phase 2b
Obicetrapib + ezetimibe combo shown to reduce LDL by ~59% in Phase 2b



Cross trial comparison of LDL-C reduction across different approaches (in %)
Anacetrapib 100mg1
Evacetrapib 130mg2
Dalcetrapib 600mg3
Ezetimibe 10mg4
Nexletol 180mg5
Repatha 420mg6
Praluent 150mg7
Leqvio 284mg8
% LDL-C change versus baseline
0
-10
-20
-30
-40
-50
-60
-17
-21
-7
-25
-15
-47
-46
-51
Prior CETP inhibitors
Existing oral therapies
Ezetimibe is generic, Nexletol bears FDA label for tendon rupture, gout
PCSK9 injectables
There is currently no approved oral drug with LDL-lowering potency in the 50% range

The trials represented were selected due to their shared features that reflect the Phase 3 obicetrapib studies. Selecting trials with shared features allows for a potentially more accurate comparison of the LDL-C lowering results, with factors being considered such as: **a)** presence of intensive LDL-lowering therapy including (high intensity) statins and PCSK9 inhibitors, **b)** patient population – ASCVD or ASCVD risk equivalent patients (including primary hypercholesterolemia and HefH) and **c)** where possible, selected studies where LDL-C measured by preparative ultracentrifugation (PUC) as opposed to Friedewald; noted below are those instances where PUC was not used – this is important because at low LDL-C levels (< 50 mg/dL), calculated LDL-C by Friedewald is overestimated; certain significant deviations from these parameters are provided in the footnotes.

NewAmsterdam Pharma

Note: The above trials and data do not represent head-to-head comparisons. Actual results may differ from expectations.

Sources: * Circulation. 2021;144:e564–e593 17065. **1.** Bowman, L et al. N Engl J Med 2017. **2.** Amirhossein, S et al. Curr Pharmaceutical Design 2016. Meta-analysis - Also included hyperlipidaemia patients. LDL-C measured using direct assays and Friedewald. **3.** de Grooth et al. Circulation 2002. LDL-C measured only using Friedewald and did not require subjects to be on prior statin therapy or present with ASCVD. **4.** PI Zetia table 7. refers to; Gagne, C et al. Am J Cardiol 2002. LDL-C measured only using Friedewald. **5.** PI Nexletol; study 2. refers to; Goldberg, A et al. JAMA 2019;322(18):1780-1788. LDL-C measured using Friedewald and direct assay for LDL-C <50 mg/dL. **6.** PI Repatha; study 3. refers to; Blom, D et al. N Engl J Med 2014. Also included hyperlipidaemia patients. **7.** PI Praluent; study 3. refers to; Kereiakes, D et al. Am Heart J 2015. **8.** PI Leqvio; study 1. Refers to; Ray, K. N Engl J Med 2020.

PROPRIETARY 9

Obicetrapib has potential to solve a substantial unmet medical need in dyslipidemia

231mm[(1)] *Patients with hyperlipidemia* → **>35mm patients not sufficiently addressed by available treatment options**

Fewer than 1mm patients treated with current branded options:



180mg

PCSK9s   Bempedoic Acid

THE PROBLEM

- **Payors highly restrict access**
- **Low prescriber enthusiasm**
- **Relatively low patient compliance**

THE SOLUTION

OBICETRAPIB



10mg

- ✓ **~50% LDL-lowering observed for monotherapy, ~59% in combination with ezetimibe in Phase 2b**
- ✓ **Potential for attractive pricing to unlock broad access**
- ✓ **Strong safety and tolerability profile observed**
- ✓ **Convenient once-daily oral tablet**
- ✓ **High prescriber and payor enthusiasm**

>$4B[(2)] global market opportunity

NewAmsterdam Pharma

(1) Literature review suggesting hypercholesterolemia prevalence of ~94mm in the US (average of He et al. 2020, Mercado et al. 2015, Muntner et al. 2013) and ~137mm in EU5 (average of Gomez-Huelgas et al. 2010, Guallar-Castillon et al. 2012, Tragni et al. 2012, Grau et al. 2011).
(2) Value derived from top-down epidemiology-based market model for obicetrapib; assumptions derived from secondary research / literature and primary market research with US and EU5 physicians and payers.

PROPRIETARY 10

US market research indicates strong prescriber and payor enthusiasm, wide window of pricing opportunity to enable broad market access strategy

Strong enthusiasm from prescribers and payors:

PRESCRIBER ENTHUSIAM:

	Nexletol	PCSK9i	Obicetrapib
Efficacy	Moderate/Low*	High	High
Safety/ Tolerability	Moderate	High	High
Route of Administration	High	Low	High

PAYOR ENTHUSIAM:

"Biggest need (is) a product that works like the PCSK9s but with a more convenient ROA and no diabetes risk"

"Fulfills an important unmet need"

Broad market access opportunity:

Market access hurdles plague existing brands:

$$$$ — Repatha, Praluent — **PRICE IS TOO HIGH** for meaningful access (~$6K)

*"There is a lot of documentation involved as we're **really trying to restrict to the highest risk patients** that actually need these costly products"*

-Payor

$$$ — NEXLETOL, NEXLIZET — **MODEST EFFICACY**, comparable to generics, make *any* branded price hard to justify (~$4K)

$$ — **Obicetrapib positioned to unlock significantly better access:**

- ✓ Low COGS enables favorable pricing
- ✓ Strong LDL-C lowering, virtually same as injectables
- ✓ Simple, convenient oral pill gives payors confidence around patient compliance
- ✓ Ancillary benefits for diabetes prevention, Lp(a) lowering

Key: Blue cells denote high ratings (6.5 – 9) / Yellow cells denote moderate ratings (5 – 6.4) / Red cells denote lowest ratings (1 – 4.9); ratings were given on a 9-point scale, thus lower / red ratings actually reflect the ~midpoint of the scale.
*In our survey, obicetrapib mono therapy received a moderate score and obicetrapib FDC therapy received a high score. Source for other scores: Trinity quantitative market research; N = 100 (50 PCPs + 50 cardiologists).

NewAmsterdam Pharma PROPRIETARY 11

Developing monotherapy and FDC in parallel builds in optionality for patients and prescribers, optimizes chances of broad market access



0
-10
-40
-50
-60

Obicetrapib Monotherapy Product
(obicetrapib 10mg)

- Expected to be preferred:
  - Initially, by **less aggressive** prescribers and those seeking **more experience** with CETPi class
  - By prescribers with **lingering misperceptions** about ezetimibe
  - Over time, expect that this will be the product that moves into earlier lines of therapy and primary care utilization



Obicetrapib mono utilization
Ezetimibe FDC utilization



0
-10
-40
-50
-60

Ezetimibe FDC Product
(obicetrapib 10mg + ezetimibe 10mg)

- Expected to be preferred:
  - By **more aggressive** prescribers & KOLs
  - For **highest risk** patients
  - By **more physicians over time** as treatment paradigms shift, CETPi experience is gained

Parity pricing with monotherapy should ensure parity access
CVOT data from both obicetrapib and ezetimibe monotherapies + Phase 3 FDC data would be included in FDC label

Note:
Nexletol/Nexlizet scripts are currently generating 1:1 sales, however ESPR has signaled expectations for Nexlizet to become preferred with time

MORE EXPERIENCE WITH CETPi

plus

BROADER ADOPTION OF NEW TREATMENT PARADIGMS:

- ✓ "Lower is better"
- ✓ Decreased LDL target goals
- ✓ Earlier-line use of combination therapy

Expected to drive heavier FDC utilization over time

NewAmsterdam Pharma

PROPRIETARY 12

Disease background and summary of clinical data 13

In ROSE Phase 2b clinical trial, obicetrapib demonstrated robust LDL-C lowering 1 as adjunct to high intensity statins Preparative ultra-centrifugation (PUC) is “gold-standard” for LDL-C quantification Median (min, max) LDL-C levels (mg/dL) at baseline and EoT Placebo Obicetrapib 5mg Obicetrapib 10mg 10 Time Placebo Obicetrapib Obicetrapib 5mg 10mg 0 90.0 95.0 88.0 Baseline (63, 204) (54, 236) (39, 207) -10 -7 Median N=40 N=39 N=40 -20 86.0 53.0 49.5 EoT (43, 137) (13, 126) (23, 83) Median -30 N=39 N=39 N=40 -6.5 -41.45 -50.75 % Change -40 from (-53.9, 31.6) (-71.2, 62.3) (-76.9, 15.6) Baseline -41 (median) N=39 N=38* N=40 -50 -51 % Change from -37.98 -44.15 -4.76 Baseline (--44.80, -31.17) (-50.95, -37.35) -60 (-11.74, 2.22) LS mean (95% CI) 0.1814 <0.0001 <0.0001 P-value * In obicetrapib 5mg arm, 40 patients were randomized. N-value at end-of-treatment decreased to 38 because one patient was missing an LDL value at baseline and a second patient was missing an LDL value at end-of-treatment reading. 14 PROPRIETARY Source: 1. Nicholls SJ, et al. Nat Med 2022;28:1672-1678. LDL-C % reduction from baseline (median)

Robust consistency of efficacy profile across multiple studies and within ROSE LDL-C lowering activity of obicetrapib 10mg across all ROSE waterfall: 10mg vs. placebo efficacy studies to-date • Almost all patients experienced meaningful LDL-C reductions LDL-C reduction of >60% was observed in 40% of obicetrapib • Monotherapy across Ph1 & Ph2 On top of high intensity statins 10mg patients 1 2 3 4 Phase 1 TULIP TA-8995-06 ROSE N=10 N=35 N=13 N=40 0 Patients were treated with obicetrapib on top -10 of statin therapy (rosuvastatin 20 or 40mg, or atorvastatin 40 or -20 80mg) -30 -40 -44 -44 -45 -50 -51 Note: Each bar represents one subject in the trial. 15 PROPRIETARY Source: 1. Ford J, et al. Br J Clin Pharmacol 2014;78:498-508; 2. Hovingh GK, et al. Lancet 2015;386:452-460; 3. Data on file; 4. Nicholls SJ, et al. Nat Med 2022;28:1672-1678 LDL-C % reduction from baseline (mean)

1 ApoB & Lp(a) percent reduction from baseline in ROSE • ApoB is currently considered the most important biomarker for CVD risk reduction (in addition to non-HDL and LDL-C) • Elevated Lp(a) is emerging as a strong and independent marker of cardiovascular risk and an exciting new CVD drug target ApoB Lp(a) Placebo Obicetrapib 5mg Obicetrapib 10mg Placebo Obicetrapib 5mg Obicetrapib 10mg 10 10 4 5 0 0 -10 -5 -3 -20 -10 -15 -30 -20 -34 -40 -25 -24 -50 -30 -30 -57 -35 -60 16 PROPRIETARY Source: 1. Nicholls SJ, et al. Nat Med 2022;28:1672-1678. ApoB % change from baseline (median) Lp(a) % change from baseline (median)

Obicetrapib safety profile in ROSE and across multiple studies: overview of AEs, SAEs and withdrawals

Clean safety profile; Similar rates of drug discontinuation were observed for obicetrapib and placebo

ROSE Safety	Placebo (N=40)	Obicetrapib, 5mg (N=40)	Obicetrapib, 10mg (N=40)
AEs (%)			
AEs, total	19 (47.5)	15 (37.5)	8 (20.0)
AEs, related	4 (10.0)	2 (5.0)	1 (2.5)
AEs, severe	1 (2.5)	0	0
SAEs			
SAEs, total	2 (5.0)	0	0
SAEs, related	0	0	0
Deaths	0	0	0
Withdrawals study / medication			
TEAEs leading to discontinuation of study drug	1 (2.5)	0	0
TESAEs leading to discontinuation of study	0	0	0

Pooled Safety	Comparator[1] (N=231)	Obicetrapib Pooled 5mg + 10mg[2] (N=309)
TEAEs (%)		
TEAEs, total	136 (58.9)	173 (55.9)
TEAEs, related	45 (19.5)	49 (15.8)
TEAEs, severe	5 (2.2)	7 (2.3)
TESAEs		
*TESAEs, total	6 (2.6)	4 (1.3)
TESAEs, related	0	0
Deaths	0	0
Withdrawals study / medication		
TEAEs leading to discontinuation of study drug	13 (5.6)	13 (4.2)
TESAEs leading to discontinuation of study	0	0

* There were three additional TESAEs in other obicetrapib dose arms: two in the TULIP 2.5mg arm, and one in the Lp(a) 2.5mg arm; none were considered to be related to study drug.
(1) The Comparator group included patients receiving placebo and non-obicetrapib monotherapy.
(2) The pooled obicetrapib group includes patients treated with obicetrapib as a monotherapy and in combination with atorvastatin, rosuvastatin and ezetimibe.

NewAmsterdam Pharma
PROPRIETARY 17

Target biology and class overview: Key lessons learned 18

CETP inhibition works to lower LDL via a two-step mechanism of action

STEP 1: CETPi stops transfer of cholesterol from LDL to HDL, increasing HDL-C and lowering LDL-C



CETPi
HDL
LDL
Increased HDL levels
Reduced LDL levels



Electron micrograph
CETP
HDL
LDL



CETP
C-terminal opening
N-terminal opening is where CETPi bind

STEP 2: Increase in HDL particles leads to increased LDL-R expression in the liver, promoting further clearance of LDL



Increased HDL levels
Hepatic cholesterol levels
SREBP gene expression
LDL-R levels
LDL-R
Bile released
LDL take up by liver for clearance
LDL-R taking up LDL
LDL
Further reduced LDL levels



PCSK9i
STATINS
EZETIMIBE
OBICETRAPIB
Decrease in hepatic cholesterol
Increase in hepatic LDL receptors
Decrease in plasma LDL levels

Most current LDL-lowering therapies, including CETPi, work by promoting **LDL receptor upregulation**

NewAmsterdam Pharma

Note: Figures adapted from Meng Zhang, at al., Assessing the mechanisms of cholesteryl ester transfer protein inhibitors, Biochimica et Biophysica Acta (BBA) - Molecular and Cell Biology of Lipids, 1862(12), 2017, 1606-1617, and from Lei D, et al., Insights into the Tunnel Mechanism of Cholesteryl Ester Transfer Protein through All-atom Molecular Dynamics Simulations, J Biol Chem., 2291(27), 2016, 14034-14044.

PROPRIETARY 19

Absolute reduction of LDL-C and ApoB, and *duration* of that reduction are key to reducing cardiovascular risk

MACE benefits impacted by **2 key factors:**

- ABSOLUTE REDUCTION
- STUDY DURATION

Key factor 1: Absolute reduction

CTT meta-regression line shows a *linear and predictable* relationship between absolute LDL-C lowering and MACE reduction



Low absolute LDL reduction leads to small MACE benefit
High absolute LDL reduction leads to large MACE benefit
Proportional Reduction in MVE rate (±1 SE)
50%
40%
30%
20%
10%
0%
0
0.5
1.0
1.5
2.0
Reduction in LDL-C (mmol/L)

Key factor 2: Study duration

Meta-analysis of CVOT duration shows that *~3.5 year median* follow up optimizes the probability of seeing *maximal MACE reduction benefit*



Optimal MACE benefit observed with 3-4 year duration trials
Less than 3 years is too short to see true MACE benefit...
Diminishing incremental MACE benefit observed for trials longer than 4 years...
Relative Risk Reduction
0%
5%
10%
15%
20%
25%
30%
35%
40%
45%
50%
0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
Years

NewAmsterdam Pharma

Sources: American Heart Association, CDC, Mayo clinic, Global Health estimates 2016: Deaths by Cause, Age, Sex, by Country and by Regio, 2000-2016, Geneva, WHO; 2018. Lancet 2005;366:1267-78; Silverman MG, et al. JAMA 2016;27:1289-1297.

PROPRIETARY 20

Obicetrapib program designed to overcome limitations of all prior CETP inhibitors

We believe that all prior CETPi were developed with a misguided focus on HDL increase (rather than LDL decrease) as the primary MoA for CVD risk reduction, leading to inappropriate compound selection or inappropriate CVOT design

	SAFETY	LDL-LOWERING POTENCY	CVOT DESIGN (DURATION & BASELINE LDL)	COMMERCIAL VIABILITY
TORCETRAPIB[1] Suffered from drug-specific toxicity issue (Pfizer)	OFF-TARGET TOXICITY, INCREASED BLOOD PRESSURE, ALDOSTERONE *(seen early in Phase 2)*			
DALCETRAPIB[2] Drug showed no LDL-lowering efficacy (Roche)	Safe & well-tolerated	NO LDL-LOWERING		
EVACETRAPIB[3] CVOT was too short to demonstrate MACE benefit (Lilly)	Safe & well-tolerated *Strong safety profile across ~59k patients*	Modest LDL-lowering	INSUFFICIENT TRIAL DURATION *(only 2 years)*	
ANACETRAPIB[4] *Meaningful MACE benefit observed* - but drug accumulated in fat tissue (Merck)	Safe & well-tolerated	Modest LDL-lowering	Sufficient duration *(4.1 years, with 6.4 year follow up)* Baseline LDL too low *(60 mg/dL)*	COMMERCIALLY UNVIABLE - HIGH LIPOPHILICITY AND FAT TISSUE ACCUMULATION LED TO 4+ YEAR HALF-LIFE
OBICETRAPIB[5] ✓	✓ Strong safety and tolerability profile observed in >600 patients through Phase 2b ✓ No concerns seen in biomarker safety data, including blood pressure-associated biomarkers	✓ ~50% LDL-LOWERING OBSERVED IN PHASE 2B	✓ Longer trial duration *(4 yrs)* + ✓ High baseline LDL *(100 mg/dL)*[(1)] *= PREVAIL CVOT design expected to translate into >20% MACE benefit*	✓ Favorable PK/PD profile ✓ No accumulation in fat tissue observed

NewAmsterdam Pharma

Note: The above trials and data do not represent head-to-head comparisons.
(1) Represents estimated average baseline LDL to be enrolled, not entry criteria.

Sources: 1. Barter PJ, et al. N Engl J Med 2007;357:2109-2122; 2. Schwartz GG, et al. N Engl J Med 2012;367:2089-2099; 3. Lincoff AM, et al. N Engl J Med 2017;376:1933-1942; 4. The HPS3/TIMI55–REVEAL Collaborative Group. N Engl J Med 2017; 377:1217-1227; 5. Data on file

PROPRIETARY 21

ACCELERATE, REVEAL and IMPROVE-IT demonstrate that CVOT study duration should be long enough to see optimal MACE benefit

Kaplan-Meier curves for these trial, with very similar absolute ApoB reductions, show separation later than 2 years, which is the point in time that ACCELERATE stopped

MACE benefits impacted by 2 key factors:

- **ABSOLUTE REDUCTION**
- **STUDY DURATION**



Event Rate (%)
35
30
25
20
15
10
5
0
0
6
12
18
24
30
36
42
48
54
60
66
72
78
84
Months Since Randomization
Simvastatin
Simvastatin-Ezetimibe
Placebo
Evacetrapib
Placebo
Anacetrapib
ACCELERATE trial
HR 1.01
(95% CI 0.91, 1.11)
REVEAL trial
HR 0.91
(95% CI 0.85, 0.97)
IMPROVE-IT trial
HR 0.94
(95% CI 0.89-0.99)

Curves are for the primary efficacy endpoint, which in IMPROVE-IT was defined as the composite of death from cardiovascular disease, a major coronary event (nonfatal myocardial infarction, documented unstable angina requiring hospital admission, or coronary revascularization occurring at least 30 days after randomization), or nonfatal stroke, in ACCELERATE as the composite of death from cardiovascular causes, myocardial infarction, stroke, coronary revascularization, or hospitalization for unstable angina, and in REVEAL as the composite of coronary death, myocardial infarction, or coronary revascularization.

Cannon CP, et al. N Engl J Med 2015;372:2387-2397. Lincoff AM, et al. N Engl J Med 2017;376:1933-1942. Bowman L, et al. N Engl J Med 2017;377:1217-1227.

NewAmsterdam Pharma
PROPRIETARY 22

MACE benefits in CVOT of anacetrapib (REVEAL) observed to be exactly as expected, informing NewAmsterdam's CVOT design for obicetrapib

MACE benefits impacted by 2 key factors:

- ABSOLUTE REDUCTION
- STUDY DURATION

At 4.1 years, two important learnings:

Learning 1: Predictable MACE benefit

- 9% drop in MACE is exactly predicted by the CTT metaregression line
- Indicates CETPi behaves like statins in reducing MACE



9% drop in MACE
11 mg/dL drop in absolute LDL-C

Learning 2: Baseline levels were too low

- Baseline 60 mg/dL already below U.S. guideline goals
- Modest drug LDL-lowering potency (17%) resulted in very small absolute reduction (only 11 mg/dL)

60mg (LDL baseline) × 17% (LDL lowering) = 11 mg/dL (ABSOLUTE LDL REDUCTION) → 9% benefit (Modest MACE% benefit)

At 6.4 years: 20% additional MACE risk reduction

Anacetrapib's long half-life causes it to continue to have effects in patients (patients remained randomized)

*At both time readouts, REVEAL showed statistically significant drop across **all composites** of MACE**

NewAmsterdam Pharma

Source: The HPS3/TIMI55-REVEAL Collaborative Group. European Heart Journal (2021) 00, 1–9; The HPS3/TIMI55–REVEAL Collaborative Group. N Engl J Med 2017; 377:1217-1227
*Composites of MACE included in this analysis were coronary death, myocardial infarction or coronary revascularization.

PROPRIETARY 23

REVEAL supports translation from absolute LDL reduction to MACE benefit

EXPERIENCE: *REVEAL (anacetrapib)*

61 mg/dL × **17%** = **11** mg/dL

Low baseline

Drug showed modest LDL-lowering %

Results in SMALL absolute LDL reduction



9% drop in MACE
35%
30%
25%
20%
15%
5%
0%
0
20
30
40
50
60
70
11 mg/dL drop in absolute LDL-C

9% *drop*

Smaller MACE* benefit anticipated

PREDICTION: *PREVAIL (obicetrapib)*

~100 mg/dL(1) × **51%** *anticipated* = **~50** mg/dL

Enrich for higher baseline

Stronger expected LDL-lowering %

Expected to result in more absolute LDL reduction



>20% drop in MACE anticipated
35%
30%
20%
15%
10%
5%
0%
0
10
20
30
40
60
70
~50 mg/dL drop in absolute LDL-C anticipated

>20% *drop anticipated*

Bigger expected MACE** benefit

NewAmsterdam Pharma

* Composites of MACE included in this analysis were coronary death, myocardial infarction or coronary revascularization.
Source: The HPS3/TIMI55–REVEAL Collaborative Group. N Engl J Med 2017; 377:1217-1227
Cholesterol Treatment Trialists Collaboration. Lancet. 2010 376:1670-81.

Note: Actual results may differ from expectations.
Source: Cholesterol Treatment Trialists Collaboration. Lancet. 2010 376:1670-81 Circulation. 2021;144:e564–e593 17065: Obicetrapib Lowers LDL-C in Patients Taking High Intensity Statins.
(1) Represents estimated average baseline LDL to be enrolled, not entry criteria.
** MACE includes cardiovascular death, myocardial infarction, stroke and non-elective coronary revascularization in adults.

PROPRIETARY 24

PREVAIL trial design & power calculations leverage lessons learned

- **Study design:**
  - n = 9000
  - Inclusion: ASCVD patients on maximally tolerated statins with risk enhancers and LDL-C > 70mg/dl
  - Minimum follow up 2.5 years
- **Primary endpoint:** 4-point MACE
- **First secondary:** 3-point MACE
- **Prespecified endpoints:**
  - Conversion of pre-diabetes to diabetes
  - A1c levels in diabetes patients
- **Power assumptions:**
  - 4.4% annual event rate
  - 45mg/dl reduction in LDL-C
  - 90% power to achieve a 20% relative risk reduction (p < 0.01)

Differentiation over prior CVOTs

Superior LDL-lowering activity
51% observed in Phase 2b
plus
Targeting higher baseline LDL patients
~100mg/dc anticipated
→ ✓ **Higher *absolute* LDL-c reduction leads to greater MACE benefit**

Longer duration of follow up
Median of 48 months vs. only 2.1 years in ACCELERATE
plus
Targeting higher-risk patient population
ASCVD patients further enriched with with risk enhancers shown in REVEAL long-term follow up to have stronger relative risk reduction (high LDL/ApoB, diabetes, high triglycerides, recent MI)
→ ✓ **More time + higher patient risk maximizes opportunity for MACE reduction**

Differentiated secondary endpoints
Lp(a)-lowering, HDL-raising, diabetes, and Alzheimer's benefits
→ ✓ **Enhanced commercial profile vs. other LDL-lowering agents + potential therapeutic area expansion**

NewAmsterdam Pharma

Note: Actual results may differ from expectations.

PROPRIETARY 25

Therapeutic area expansion opportunities 26

HDL and apoA1 effects potentially offer pipeline expansion opportunities in Alzheimer's , AMD and diabetes

- HDL is the "vacuum cleaner" of the body, effluxing free cholesterol out of peripheral tissues to promote healthy cell function & survival[1]
- NewAmsterdam is exploring potential HDL- and apoA1- raising benefits in other indications such as Alzheimer's disease (AD) and diabetes



HDL
ABCA1
Removal of toxic form of cholesterol
ASTROCYTE

POSITIVE TISSUE EFFECTS IN THE BRAIN

- Increasing HDL and apoA1 is expected to promote healthy tissue survival in the brain[2]
- Administration of CETPi to APP/CETP knock-in mice observed to promote cholesterol removal from the brain and improve cognition[3]
- We are testing obicetrapib in Alzheimer's patients in a Phase 2a biomarker study

Obicetrapib observed to increase HDL by >160%



CETPi
HDL precursors
Toxic form of cholesterol
Increased small functional HDL levels
Removal of toxic form of cholesterol
BETA ISLET CELL

POSITIVE BETA ISLET CELL EFFECTS IN THE PANCREAS

- Increasing HDL is expected to promote beta islet cell survival in the pancreas, potentially improving insulin production[4,5]
- All four prior CETPi CVOTs demonstrated statistically significant reduction of diabetes risk or reversal of diabetes progression[6-9]
- We are measuring diabetes progression as an endpoint in PREVAIL and are exploring regulatory paths for a diabetes prevention indication

NewAmsterdam Pharma

Sources: 1. Tall AR, et al. Nat Rev Immunol 2015;15:104-116; 2. Hottman DA, et al. Neurobiol Dis 2014 2014;72:22-36; 3. Phenix J, et al. Alzheimer's Dement. 2021;17(Suppl. 3):e051134; 4. Fryirs MA, et al. Arteriosclerosis, Thrombosis, and Vascular Biology. 2010;30:1642–1648; 5. Petremand J, et al. Diabetes 2012;61:1100-1111; 6. Barter PJ, et al. N Engl J Med 2007;357:2109-2122; 7. Schwartz GG, et al. N Engl J Med 2012;367:2089-2099; 8. Lincoff AM, et al. N Engl J Med 2017;376:1933-1942; 9. The HPS3/TIMI55–REVEAL Collaborative Group. N Engl J Med 2017; 377:1217-1227

PROPRIETARY 27

Clinical development and exclusivity timelines 28

Net proceeds expected to fund obicetrapib development through several value-creating milestones



2022
2023
2024
2025
2026
1H
2H
1H
2H
1H
2H
1H
2H
1H
2H
Cardiovascular
Obicetrapib Monotherapy Product
(obicetrapib 10mg)
Phase 3 BROADWAY Trial
Lipid Mono Study
(ASCVD; LDL-C ≥ 55 mg/dL; n=2,400)
BROADWAY Ph3
Phase 3 BROOKLYN Trial
Lipid Mono Study
(HeFH; LDL-C ≥ 70 mg/dL; HeFH; n=300)
BROOKLYN Ph3
LDL regulatory filing
Phase 3 CVOT PREVAIL Trial
(ASCVD or HeFH; LDL-C ≥ 70 mg/dL; n=9,000)
PREVAIL CVOT
MACE regulatory filing
Phase 2b Japan Trial
(LDL-C ≥ 70 mg/dL; n=100)
Japan Ph2b
China BA Study
(Healthy Volunteers; n=36 SAD/MAD)
China BA
Ezetimibe FDC Product
(obicetrapib 10mg + ezetimibe 10mg)
Phase 2b ROSE2 Trial
(LDL-C ≥ 70 mg/dL; n=114)
ROSE2 Ph2b
Neuro-metabolic
Alzheimer's Product
(proprietary dose/formulation incorporating obicetrapib)
Phase 2a Alzheimer's Disease Trial
(n=10–15)
Alzheimer's Ph2a
LEGEND
Initiation
Enrollment complete
Ph3 readout
CVOT readout
Ph2 readout
China BA readout
PROJECTED CASH RUNWAY THROUGH 2026

NewAmsterdam Pharma

Note: Other than as noted, the pipeline represents trials that are currently ongoing. Projections are subject to inherent limitations. Actual results may differ from expectations. The timing of regulatory submissions is subject to additional discussions with regulators.

PROPRIETARY 29

Projected exclusivity timelines in the EU and US Assumes EU approval on June 1, 2025 and US approval on July 1, 2027 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2041 2042 SPC max EU approval EU 6/35 6/36 Data exclusivity (8 + 2 years) 2/41 6/1/25 Regulatory exclusivity 6 mo. PTE max NDA approval pedi. US 7/32 1/35 NCE exclusivity 30 mo. stay 7/41 7/1/27 (7/35) st 8/27 1 gen Original genus patent family 2/34 2/34 SPC 8/39* Species selection patent family EU 2/41* SPC Statin combo patent family nd 2 gen 7/38* 2/34 PTE Species selection patent family US 2/34 1/39* PTE Statin combo patent family Proprietary form (COM) patent family** 7/43 EU rd 3 gen US Proprietary form (COM) patent family 7/43 Note: Filled colors = granted patents & dotted lines = pending patents; one patent only to be selected for SPC/PTE; an earlier US approval leads to earlier regulatory expiry & shorter PTE; *including pediatric extension 6m; ** will be pending once a PCT application is filed; actual results may differ from expectations. 30 PROPRIETARY

Appendix 32

Obicetrapib development history

Preclinical—Phase 1b (2008-2012)

- Mitsubishi Tanabe (MTPC) is a Japanese pharmaceutical company, invented obicetrapib in late 2000's
- MTPC completed development through Phase 1b and thereafter deprioritized any lipid-lowering therapeutics
- Dr. Kastelein was a consultant of MTPC, Phase 1b data compelled him to spin-out program to NewCo (Dezima Pharma) in 2012

Mitsubishi Tanabe Pharma

Further development through Phase 2a (2012-2015)

- Completed further early Phase 1/2 studies
- Completed Phase 2a TULIP study on top of **low-dose statins**, demonstrating ~45% LDL-lowering efficacy
- Company was acquired by Amgen in 2015 for **$300M** upfront + **$1.5B** in CVRs

DEZIMA pharma

Manufacturing scale-up (2015-2016)

- "Paused" clinical development to scale-up manufacturing to support Phase 3/commercial supply
- Discovered manufacturing process that led to current $3/month projected peak COGS
- In 2015/2016, a "perfect storm" of external factors (incl. Merck and Lilly CETPi CVOT read-outs) led to a re-prioritization within Amgen's CVD portfolio, and obicetrapib was de-prioritized to 4th-in-line for a CVOT

AMGEN

NewAmsterdam Pharma

Phase 2b through CVOT and commercialization (2020 through present)

- **Dr. Kastelein and Forbion led spin-out of obicetrapib program from Amgen to NAMS in 2020**
- **Spin-out negotiations also led to full transfer of IP *ownership* to NAMS, including global rights (Asian territories had previously been retained by MTPC)**
- **Amgen and MTPC are shareholders of NAMS *(hold no other commercial or economic rights; i.e., no milestones/royalties)***

NewAmsterdam Pharma
PROPRIETARY 33

Menarini partnership overview

Partnership with Menarini brings in significant non-dilutive capital and could enable NewAmsterdam to simultaneously launch obicetrapib in different markets with the ideal partner to optimize the commercial opportunity in the EU

RIGHT PARTNER + RIGHT TIME = RIGHT DEAL

RIGHT PARTNER

MENARINI IS A LEADING EUROPEAN PHARMACEUTICAL COMPANY

Leading presence in cardiovascular disease:

- 18 marketed products in cardiometabolic diseases
- #1 share of voice among cardiologists, internists and GPs in EU5

Deep commercial expertise:

- 540 launches in 50 countries
- >2,500 sales reps and >280 specialist field force members in Europe
- Successfully secured access for >500 products

Strong partnering track record, with 60+ partnerships ***spanning small biotech to large pharma***

RIGHT TIME

~3 YEARS FROM LAUNCH OPTIMIZES EUROPEAN DEVELOPMENT WITH AN EXCELLENT EUROPEAN PARTNER

- Pricing and access in Europe is critical for obicetrapib's success
- Local expertise is needed to jumpstart P&MA strategy, including evidence generation and proactive HTA engagement
- Strong relationships with EU KOLs will support obicetrapib market entry while more effectively disseminating the obicetrapib value story

RIGHT DEAL

MENARINI TO RECEIVE EXCLUSIVE RIGHTS TO OBICETRAPIB MONOTHERAPY AND EZETIMIBE FDC FOR CVD IN EUROPE

NewAmsterdam retains all other global rights and is eligible for significant non-dilutive financial terms:

- €142.5mm committed capital

  (Consisting of €115mm upfront + €27.5mm committed R&D funding)
- Up to €863mm payable upon achievement of certain clinical, regulatory and commercial milestones
- Tiered royalties from teens to mid-twenties

UP TO €1,005.5mm OF TOTAL CASH CONSIDERATION

NewAmsterdam Pharma

PROPRIETARY 34

LDL-C, ApoB and Lp(a) are causal in the development of atherosclerosis and heart disease ApoB is a molecule that envelopes LDL in a 1:1 ratio LDL-C ApoB: Each LDL-C particle contains one ApoB molecule • ApoB-containing particles can become trapped in the arterial wall • High ApoB levels lead to atherosclerotic plaque formation and buildup over time Each Lp(a) particle has a LDL particle that Lp(a) contains an ApoB wrapped with an Apo(a) molecule Atherosclerotic plaque • Genetic mutations can lead to higher Lp(a) levels in certain individuals • These individuals are at a higher risk of developing arterial plaques and experiencing Reducing the number of ApoB and Lp(a) adverse cardiovascular events particles in circulation is critical to halting plaque build-up and reducing CV risk Source: Adapted from Ference BA, Kastelein JPP, Catapano AL. JAMA, 2020. 35 PROPRIETARY

Genetic support that CETPi drives CVD benefit through LDL reduction

Analysis of >1mm patient-years' shows loss-of-function equivalent to targets of other LDL-lowering drugs



Odds ratio for CVD per decrease in LDL-C of 10 mg/dL (95% CI)
Decreased CVD risk
Increased CVD risk
CETP target
CETP - loss-of-function genotype
0.843 (0.788-0.901)
Statin target
HMGCR - loss-of-function genotype
0.834 (0.775-0.896)
PCSK9 target
PCSK9 - loss-of-function genotype
0.824 (0.774-0.876)
Ezetimibe target
NPC1L1 - loss-of-function genotype
0.839 (0.773-0.911)
Analysis from >1mm patient-years combined
0.7
1.0
Avg
16% reduction in CVD risk
Odds ratio for CAD risk (95% CI)
Decreased risk
Increased risk
Coronary artery disease risk
1.08 (0.94, 1.23)
0.5
1.0
1.5
Difference in serum lipids (95% CI)
HDL-cholesterol (mmol/L)
-0.23 (-0.26, -0.20)
Triglycerides (mmol/L)
0.02 (-0.06, 0.09)
LDL-cholesterol (mmol/L)
0.08 (0.00, 0.16)
-0.3
0.0
0.3
Avg

- A **16% reduction** in CVD risk is observed for every 10 mg/dL decrease in LDL levels
- This is ~equivalent to the effect seen in loss-of-function genotypes for **statins**, **PCSK9 inhibitors** and **ezetimibe**

More CETP = more CAD risk, less HDL, more LDL and more ApoB

NewAmsterdam Pharma

Sources: Ference BA et al. JAMA 2017; Blauw et al; Genome-Wide Association Study on Circulating CETP.
Note: CAD means coronary artery disease.

PROPRIETARY 36

REVEAL long-term follow-up identified risk enhancers important for PREVAIL HIGHER RISK subgroups have higher event rates & larger treatment effects REVEAL total study 15.6% population 11.9% RR decrease RR decrease Best 15.5% 18.1% risk RR decrease RR decrease enhancer 11.3% shows RR decrease highest 14.6% decrease RR decrease (linked to DM, obesity, etc) ARR 1.8% ARR 2.5% ARR 3% ARR 2.1 % ARR 2.2 % ARR 3.2 % NNT 55.6 NNT 40 NNT 33 NNT 47 NNT 45 NNT 31.3 LDL-C HDL-C RR = relative risk PREVAIL study inclusion criteria requires high PREVAIL study risk enhancers will increase ARR = absolute risk reduction baseline LDL-C (also translates to high ApoB) high-risk patient populations NNT = number needed to treat Inclusion criteria: Lp(a) >75 mg/dL, HDL-C <40 Inclusion criteria: LDL-C ≥70 mg/dL mg/dL, triglycerides >150 mg/dL 37 PROPRIETARY Source: The HPS3/TIMI55-REVEAL Collaborative Group. European Heart Journal (2021) 00, 1–9

Obicetrapib does not show an effect on systolic and diastolic blood pressure

- In the TULIP study, obicetrapib did not show any effect on blood pressure, aldosterone and electrolytes
- A dedicated meta-analysis of the obicetrapib ROSE, TULIP and OCEAN study did not reveal any signal in systolic and diastolic blood pressure
- By contrast, in the cardiovascular outcome trial ILLUMINATE, torcetrapib showed a significant 5.4 and 2.0mm Hg increase in systolic blood and diastolic pressure and was associated with a significant decrease in serum potassium, and increases in serum sodium, bicarbonate and aldosterone

Diastolic*



Placebo
Obicetrapib 5mg
Obicetrapib 10mg
LS mean mmHg change versus baseline
4
2
0
-2
-4
BL
Week 4
Week 8
Week 12

Systolic*



Placebo
Obicetrapib 5mg
Obicetrapib 10mg
LS mean mmHg change versus baseline
4
2
0
-2
-4
BL
Week 4
Week 8
Week 12

NewAmsterdam Pharma

Sources: Circulation 2021;144:e564–e593 17065: Obicetrapib Lowers LDL-C in Patients Taking High Intensity Statins: Results From Rose Clinical Trial.
*Represents pooled data from the ROSE, TULIP and OCEAN clinical trials.

PROPRIETARY 38

Consistent LDL-C lowering and HDL-C increase observed across three Phase 2 studies of obicetrapib HDL-C levels increase LDL-C levels decrease 200 184 -5 180 165 157 160 -15 135 140 127 121 120 -25 100 -30 80 -35 60 -41 40 -45 -46 -46 20 -51 -51 0 -55 5mg 10mg 5mg 10mg 5mg 5mg Obi + 5mg 10mg 5mg 10mg 5mg 5mg Obi + Obi Obi Obi Obi Obi 10mg Exe Obi Obi Obi Obi Obi 10mg Exe 1 2 3 1 2 3 ROSE TULIP OCEAN ROSE TULIP OCEAN Source: 1. Nicholls SJ, et al. Nat Med 2022;28:1672-1678; 2. Hovingh GK, et al. Lancet 2015;386:452-460; 3. Data on File 39 PROPRIETARY % change from baseline (median) % change from baseline (median)

OCEAN: Phase 2b evaluating 5mg obicetrapib in combination with 10mg ezetimibe

Objective To evaluate the effect of obicetrapib in combination with ezetimibe compared to placebo on LDL-C

Inclusion criteria

- Mild dyslipidaemia
- Fasting LDL-C levels >2.5 mmol/L and <4.5 mmol/L

Exclusion criteria

- Currently taking any lipid-lowering therapy
- Any clinical manifestation of atherosclerotic CVD
- Diagnosis of type 1 or type 2 diabetes mellitus
- Uncontrolled hypertension

Primary efficacy endpoint

- **Percent change from baseline in LDL-C** for the combination therapy group compared to the placebo group

Study design



Patients (n=100)
Mild dyslipidaemia
(18 – 75 years)
Obi 5mg + eze 10mg (n=25)
Obi placebo + eze 10mg (n=25)
Obi 5mg + eze placebo (n=25)
Obi placebo + eze placebo (n=25)
Visit:
Week:
1
Up to 2
2
0
3
4
4
8
5
12
6
16
7
20
Eligibility
Labs, PK
CETPm, Safety
Labs
Safety
Labs
Safety
Labs, PK
CETPm
Safety
Labs, PK
CETPm
Safety
Labs, PK
CETPm
Safety
Safety
FU

NewAmsterdam Pharma

PROPRIETARY 40

In OCEAN, obicetrapib was observed to have LDL-lowering efficacy that is additive with ezetimibe

LDL-C in mg/dL by PUC & Percent change from baseline



Placebo
Ezetimibe 10mg
Obicetrapib 5mg
Obi 5mg / Eze 10mg
10
0
-10
-20
-30
-40
-50
-60
-2
-15
-30
-51

Median (min, max) LDL-C levels (mg/dL) at baseline and E0T

Time	Placebo	Ezetimibe 10mg	Obicetrapib 5mg	Obi 5 + Eze 10mg
Baseline Median	136.0 (101, 177) (N=24)	127.0 (76, 189) (N=27)	121.0 (82, 153) (N=27)	123.0 (89, 186) (N=27)
EoT Median	138.0 (88, 193) (N=25)	105.0 (66, 142) (N=24)	86.5 (38, 137) (N=26)	63.5 (34, 133) (N=24)
% change from BL median	-2.0 (-24.5, 35.9) (N=27)	-14.90 (-46.8, 46.9) (N=25)	-30.10 (-56.7, 19.1) (N=25)	-51.40 (-69.6, 8.1) (N=24)
% change from BL LS Mean (95% CI)	1.40 (-6.03, 8.84)	-12.86 (-20.29, -5.42)	-30.70 (-38.21, -23.19)	-40.95 (-48.73, -33.16)
p-value	0.7116	0.0007	<0.0001	<0.0001

NewAmsterdam Pharma

Data on File

PROPRIETARY 41

OCEAN: ApoB in mg/dL & percent change from baseline



Placebo
Ezetimibe 10mg
Obicetrapib 5mg
Obi 5mg / Eze 10mg
% change from baseline (median)
10
5
0
-5
-10
-15
-20
-25
-30
-35
-40
-1
-9
-24
-35

Median (min, max) ApoB levels (mg/dL) at baseline and E0T

Time	Placebo	Ezetimibe 10mg	Obicetrapib 5mg	Obi 5mg + Eze 10mg
Baseline Median	105.5 (74, 141) (N=28)	103.0 (79, 133) (N=28)	102.0 (74, 124) (N=28)	105.0 (77, 158) (N=27)
EoT Median	107.0 (69, 153) (N=27)	94.0 (59, 137) (N=25)	75.0 (45, 103) (N=26)	73.0 (49, 105) (N=24)
% change from BL Median	-0.9 (-19.8, 25.4) (N=27)	-8.9 (-45.4, 32.3) (N=25)	-23.5 (-39.3, 21.2) (N=26)	-34.8 (-53.0, 8.9) (N=24)

NewAmsterdam Pharma

Data on File

PROPRIETARY 42

OCEAN safety: TEAEs, TESAEs and withdrawals overview Obicetrapib 5mg well tolerated compared to placebo Placebo Ezetimibe 10mg Obicetrapib 5mg Obi 5mg / Eze 10mg TEAEs (%) TEAEs, total 6 (21.4) 8 (28.6) 4 (14.3) 9 (33.3) TEAEs, related 4 (14.3) 3 (10.7) 1 (3.6) 3 (11.1) TEAEs, severe 0 1 (3.6) 0 0 TESAEs TESAEs, total 0 2 (7.1) 0 0 TESAEs, related 0 0 0 0 Deaths 0 0 0 0 Withdrawal's study / medication TEAEs leading to discon of 1 (3.6) 1 (3.6) 0 2 (7.4) study drug TESAEs leading to discon 0 1 (3.6) 0 0 of study Data on File 43 PROPRIETARY

TULIP Phase 2a trial results

TULIP clinical trial design

- Randomized double-blind placebo-controlled trial, once daily dosing
- Endpoints:
  - Percent change in LDL-C at week 12 compared to baseline
  - Safety
  - Tolerability
- Duration: 12 weeks treatment
- Patients:
  - 364 patients (aged 18–75 years)
  - Fasting LDL-C levels: 2.5 - 4.5 mmol/L



OUTCOMES OF TULIP TRIAL



Percent change of LDL-C levels from baseline
Placebo
0.8mg
1mg
2.5mg
5mg
10mg
P<0.0001
-27.4
-32.7
-45.3
-45.3
10mg
Atorva 20mg
Atorva 20mg + 10mg
Rosuva 10mg
Rosuva 10mg + 10mg
-45.3
-45.4
-68.2
-45.3
-63.3
No serious obicetrapib related adverse events or signs of liver or muscle side effects
50.3% incremental LDL-C reduction with 10mg
39.7% incremental LDL-C reduction with 10mg

NewAmsterdam Pharma

Source: Hovingh GK, et al. Lancet 2015;386:452-460

PROPRIETARY 44

TULIP: HDL-C, ApoA-1, ApoE and nascent HDL levels increases observed


% change at week 12
200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
2%
76%*
122%*
161%*
180%*
placebo
1
2.5
5
10
Obicetrapib levels (mg)
HDL-C
100%
80%
60%
40%
20%
0%
1%
32%
48%
58%
65%
placebo
1
2.5
5
10
ApoA-1
3%
19%
33%
38%
57%
placebo
1
2.5
5
10
Obicetrapib levels (mg)
ApoE
35%
37%
56%
77%
5
10
5
10
Pre-β 1
Pre-β 2
Nascent HDL levels
25%
28%
5
10
ABCA-1 efflux

NewAmsterdam Pharma

Source: Hovingh GK, et al. Lancet 2015;386:452-460; Van Capelleveen JC, et al. J Clin Lipidol 2016;10:1137-1144

PROPRIETARY 45